Consolidated Financial Statements of

NXT ENERGY SOLUTIONS INC.

Years ended December 31, 2015

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INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2015 and 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with US generally accepted accounting principles.

Signed "KPMG LLP"
Chartered Professional Accountants

April 26, 2016

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NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$7,085,803	$50,635
Short-term investments	2,055,478	5,173,430
Restricted cash (note 3)	75,000	-
Accounts receivable	810,400	248,930
Work-in-progress	404,840	-
Prepaid expenses and deposits	260,397	338,644
	10,691,918	5,811,639
Long term assets
Property and equipment (note 4)	3,678,985	237,464
Intellectual property (note 5)	24,709,000	-
	$39,079,903	$6,049,103

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$1,163,783	$782,626
Income taxes payable (note 14)	1,253,126	-
Deferred revenue (note 15)	706,722	-
Current portion of capital lease obligation (note 7)	34,159	-
	3,157,790	782,626
Long term liabilities
Capital lease obligation (note 7)	161,466	-
Asset retirement obligation (note 8)	51,240	50,000
Deferred charges (note 18 (i))	87,756	-
	300,462	50,000
	3,458,252	832,626
Commitments and contingencies (note 18)

Shareholders' equity
Common shares (note 9): - authorized unlimited
Issued: 53,306,109 (2014 - 44,958,843) common shares	85,051,553	65,792,307
Preferred shares (note 10): - authorized unlimited
Issued: nil (2014 - 8,000,000) Preferred shares	-	232,600
Contributed capital	7,239,089	6,400,789
Deficit	(57,379,926)	(67,920,154)
Accumulated other comprehensive income	710,935	710,935
	35,621,651	5,216,477

	$39,079,903	$6,049,103

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

	Year ended December 31,
	2015	2014	2013

Revenue
Survey revenue (notes 15 and 16)	$17,422,151	$3,913,367	$2,684,095

Expenses
Survey costs	5,095,691	431,518	1,632,159
General and administrative (note 15)	5,049,690	4,132,108	4,112,787
Stock based compensation expense (note 12 (ii))	1,081,000	658,000	492,000
Amortization expense	704,943	67,162	85,484
	11,931,324	5,288,788	6,322,430

Other expenses (income)
Interest income, net	(13,910)	(50,824)	(25,455)
Foreign exchange gain	(712,480)	(158,817)	(150,350)
Feasibility study and other expenses	529,081	354,781	107,985
Increase in fair value of US$ Warrants (note 13 (ii))	-	42,800	1,371,500
	(197,309)	187,940	1,303,680

Income (loss) before income taxes	5,688,136	(1,563,361)	(4,942,015)
Income tax expense (recovery) (note 14)
Current	1,970,908	-	399,546
Deferred	(6,823,000)	-	-
	(4,852,092)	-	399,546

Net income (loss) and comprehensive income (loss)	$10,540,228	$(1,563,361)	$(5,341,561)

Income (loss) per share (note 11)
Basic	$0.22	$(0.04)	$(0.13)
Diluted	$0.21	$(0.04)	$(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Year ended December 31,
	2015	2014	2013
Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the year	$10,540,228	$(1,563,361)	$(5,341,561)
Items not affecting cash:
Deferred income tax recovery	(6,823,000)	-	-
Stock based compensation expense	1,081,000	658,000	492,000
Amortization expense	704,943	67,162	85,484
Increase in fair value of US$ Warrants	-	42,800	1,371,500
Non-cash changes to asset retirement obligation	1,800	(12,449)	3,960
Asset retirement obligations paid	(560)	(2,111)	(1,213)
Deferred charges	87,756	-	-
	(4,948,061)	753,402	1,951,731
	5,592,167	(809,959)	(3,389,830)
Change in non-cash working capital balances (note 17)	1,392,755	(2,771,227)	2,614,872
Net cash from (used in) operating activities	6,984,922	(3,581,186)	(774,958)

Financing activities

Proceeds from exercise of stock options	335,946	288,066	13,234
Proceeds from exercise of US$ Warrants (note 9 (i))	-	2,735,995	1,064,222
Repayment of capital lease obligation	(8,122)	-	-
Net cash generated by financing activities	327,824	3,024,061	1,077,456

Investing activities

Purchase of property and equipment	(3,380,717)	(41,808)	(20,463)
Decrease (increase) in short-term investments	3,117,952	(2,723,980)	(2,394,450)
Decrease (increase) in restricted cash	(75,000)	53,921	379,448
Change in non-cash working capital balances (note 17)	60,187	-	-
Net cash used in investing activities	(277,578)	(2,711,867)	(2,035,465)

Net increase (decrease) in cash and cash equivalents	7,035,168	(3,268,992)	(1,732,967)
Cash and cash equivalents, beginning of the year	50,635	3,319,627	5,052,594

Cash and cash equivalents, end of the year	$7,085,803	$50,635	$3,319,627

Supplemental information

Cash interest (received)	(15,134)	(56,401)	(14,518)
Cash taxes paid	$717,782	$-	$399,546

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(expressed in Canadian dollars)

	Year ended December 31,
	2015	2014	2013

Common Shares

Balance at beginning of the year	$65,792,307	$61,340,321	$56,623,686
Conversion of preferred shares and
acquisition of intellectual property (note 10 (ii))	18,680,600	-	3,256,400
Issued upon exercise of stock options	335,946	288,066	13,234
Transfer from contributed capital upon exercise of stock options	242,700	147,125	8,279
Issued upon exercise of US$ Warrants (note 9 (i))	-	2,735,995	1,064,222
Transfer from fair value of US$ Warrants
upon exercise of US$ Warrants (note 13 (ii))	-	1,280,800	374,500
Balance at end of the year	85,051,553	65,792,307	61,340,321

Preferred Shares

Balance at beginning of the year	232,600	232,600	3,489,000
Conversion of preferred shares to common shares (note 10 (i))	(232,600)	-	(3,256,400)
Balance at end of the year	-	232,600	232,600

Contributed Capital

Balance at beginning of the year	6,400,789	5,889,914	5,406,193
Recognition of stock based compensation expense	1,081,000	658,000	492,000
Contributed capital transferred to common shares
upon exercise of stock options	(242,700)	(147,125)	(8,279)
Balance at end of the year	7,239,089	6,400,789	5,889,914

Deficit

Balance at beginning of the year	(67,920,154)	(66,356,793)	(61,015,232)
Net income (loss) and comprehensive income (loss) for the year	10,540,228	(1,563,361)	(5,341,561)
Balance at end of the year	(57,379,926)	(67,920,154)	(66,356,793)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935	710,935

Total Shareholders' Equity at end of the year	$35,621,651	$5,216,477	$1,816,977

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

1. Company Background

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to help aid in identifying areas with hydrocarbon reservoir potential. Since 2008, NXT's sales activities are focused on international and frontier exploration markets.

Specific rights to utilize this technology were initially obtained by NXT in 2005 and the rights were formally acquired by NXT in 2015 (see note 10(i)).

Prior to 2015, NXT's financial statements reflected disclosure related to the use of the "going concern" basis of presentation. Significant progress was made in 2015 in expanding the business, including securing, executing, and delivering the sizeable Bolivia survey contract (see note 15), which resulted in a significant expansion of the Company's liquidity and working capital in 2015.

Management determined in preparing these financial statements that, as at December 31, 2015, there is no material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern for the foreseeable future.  However, NXT's financial results are currently dependent on a limited number of client projects (see note 16), and its longer term success remains dependent upon the ability to continue to attract new client projects and expand its revenue base.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements as at and for the year ended December 31, 2015 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements as at and for the years ended December 31, 2014 and 2013.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive, other than its operation in Bolivia). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates made relate primarily to the estimated useful lives of intellectual property and property and equipment, the measurement of stock-based compensation expense, work-in-process and deferred revenue balances, the valuation of the US$ Warrants, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments are recorded at fair value, and include short term securities, held by a major Canadian chartered bank, with original maturity dates greater than 90 days but less than one year.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

Revenue Recognition

Revenues from SFD® survey contracts performed by NXT (net of any related foreign sales tax) are recognized using the completed contract method of revenue recognition. Substantial completion of the contract culminates with NXT's delivery to its clients of a final interpretation and recommendations report for the survey project. This method is viewed as appropriate as prior to that point, the raw SFD® survey data obtained by NXT cannot be interpreted or utilized in an independent, meaningful way by the client.

Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. At the end of each applicable quarterly fiscal period, all related survey expenditures and obligations (including sales commissions incurred) related to uncompleted contracts are reflected as work-in-progress and classified as current assets.

Upon completion of the contract deliverables, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Survey costs do not include staff and related overhead costs (which are included in general and administrative expense) or any amortization of property and equipment.

Fair Value of Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any realized and unrealized gains (losses) recognized included in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. Any outstanding derivatives are classified into one of three categories based on a three level fair value hierarchy as noted below. As at December 31, 2015 and 2014, NXT had no outstanding derivative instruments.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves, and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Computer software	100% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	over the remaining term of the lease

Management periodically reviews the carrying values of property and equipment to ensure that any impairment in value is recognized and reflected in results of operations.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

Intellectual Property and Research and Development Expenditures

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. Intellectual property is also subject to ongoing tests of potential impairment of the recorded net book value.

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2013, 2014 and 2015.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities (including work-in-progress and deferred revenue balances) are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Prior to 2010, NXT had active US subsidiaries which had the US dollar as their functional currency. Historic foreign currency translation adjustments related to the consolidation of these now inactive subsidiaries is the only component of accumulated other comprehensive income, which is a component of shareholders' equity.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock based compensation expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Stock based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

Income (loss) per share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income (loss) per share are computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were "in-the-money") for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company's shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board ("FASB") issued new guidance on accounting for "Revenue from Contracts with Customers", which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT's fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3. Restricted cash

Restricted cash consists of funds which are deposited by NXT as security with financial institutions, including for the issuance of credit cards. Also, bank letters of credit are periodically issued for the benefit of NXT's clients related to contractual performance requirements on certain SFD® survey contracts (see note 18 (ii)).

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

4. Property and equipment

	Cost	Accumulated	Net book
Year ended December 31, 2015	Base	amortization	value
Survey equipment	$656,237	$571,595	$84,642
Aircraft	2,734,611	15,351	2,719,260
Computers and software	1,180,873	1,098,876	81,997
Furniture and other equipment	528,420	481,297	47,123
Leasehold improvements	1,160,553	414,590	745,963
	6,260,694	2,581,709	3,678,985

	Cost	Accumulated	Net book
Year ended December 31, 2014	Base	amortization	value
Survey equipment	$643,319	$535,283	$108,036
Computers and software	1,100,593	1,051,810	48,783
Furniture and other equipment	528,420	469,516	58,904
Leasehold improvements	403,898	382,157	21,741
	2,676,230	2,438,766	237,464

5. Intellectual property

The intellectual property asset recorded in 2015, including a related deferred tax effect of $6,823,000, represents NXT's acquisition of the SFD® technology upon the conversion in 2015 of 8,000,000 preferred shares at an assigned fair value of $18,448,000 (see note 10 (ii)).

Intellectual property is being amortized on a straight line basis over its estimated minimum useful life of 15 years. It is estimated that for each of the 5 future years ending December 31, 2016 to 2020, amortization expense of $1,685,000 per year (and an aggregate 5 year total of $8,425,000) will be recorded by NXT.

	2015	2014
Intellectual property acquired	$25,271,000	-
Accumulated amortization and impairment	(562,000)	-
	24,709,000	-

6. Accounts payable and accrued liabilities

	2015	2014
Accrued liabilities related to:
Consultants and professional fees	$100,000	$122,500
Board of Directors' fees	30,000	40,000
Survey and other projects	10,394	14,308
Payroll (vacation pay and wages payable)	210,816	121,632
	351,210	298,440
Trade payables and other	812,571	484,186
	1,163,783	782,626

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

7. Capital lease obligation

	2015	2014
Capital lease obligation	$195,625	$-
Less current portion	(34,159)	-
	161,466	-

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2016	$34,159
2017	36,769
2018	39,579
2019	42,603
2020	45,859
195,625

8. Asset retirement obligation

Asset retirement obligations ("ARO") relate to minor interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 6 gross (1.2 net) wells. ARO have an estimated future liability of approximately $59,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

	2015	2014	2013
ARO balance, beginning of the year	$50,000	$64,560	$61,813
Accretion expense	1,800	800	3,960
Costs incurred	(560)	(2,111)	(1,213)
Change in ARO estimates	-	(13,249)	-
ARO balance, end of the year	51,240	50,000	64,560

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of shares	$ value
As at December 31, 2012	39,554,959	$56,623,686
Transactions during the year ended December 31, 2013:
Conversion of Preferred Shares (note 10 (i))	2,000,000	3,256,400
Issued on exercise of stock options	16,667	13,234
Issued on exercise of US$ Warrants (see (i))	846,700	1,064,222
Transfer from contributed capital upon exercise of stock options	-	8,279
Transfer from fair value of US$ Warrants upon exercise (note 13 (ii))	-	374,500
As at December 31, 2013	42,418,326	61,340,321
Transactions during the year ended December 31, 2014:
Issued on exercise of stock options	482,665	288,066
Issued on exercise of US$ Warrants (see (i))	2,057,852	2,735,995
Transfer from contributed capital upon exercise of stock options	-	147,125
Transfer from fair value of US$ Warrants upon exercise (note 13)	-	1,280,800
As at December 31, 2014	44,958,843	65,792,307
Transactions during the year ended December 31, 2015:
Issued on exercise of stock options	347,266	335,946
Conversion of preferred shares (note 10 (ii))	8,000,000	232,600
Value assigned to acquisition of intellectual property (note 10 (ii))	-	18,448,000
Transfer from contributed capital upon exercise of stock options	-	242,700
As at December 31, 2015	53,306,109	85,051,553

(i)	US$ Warrants to purchase common shares

In 2012, NXT conducted private placement financings (the "2012 Financings", for proceeds of $3,183,132) which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "US$ Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue. Including 244,816 finder's warrants issued, a total of 4,502,821 US$ Warrants were issued in the 2012 Financings.

The following is a continuity of the US$ Warrants that were issued in the 2012 Financings and which had expiry dates in March and May 2014:

		exercise
	# of US$	proceeds
	warrants	received
Outstanding as at January 1, 2012	-	-
Issued in the 2012 Financings	4,502,821	-
US$ Warrants exercised in 2013	(846,700)	$1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
US$ Warrants exercised in 2014	(2,057,852)	2,735,995
US$ Warrants expired in 2014	(1,598,269)	-
Outstanding as at December 31, 2014	-	$3,800,217

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

10. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

(i)	History of Preferred Shares issued

Specific rights to utilize the SFD® technology for hydrocarbon exploration were licensed in 2005 from NXT's current Chief Executive Officer and President (the "CEO") pursuant to the execution of a Technology Transfer Agreement (the "TTA") which had a 10 year term. The TTA required the completion of various conditions related to 10,000,000 series 1, convertible preferred shares (the "Preferred Shares") that were issued in 2005 in exchange for the rights obtained under the TTA.

These Preferred Shares had a maturity date of December 31, 2015 (the "Maturity Date", which corresponded with the term of the TTA), were non-voting, did not participate in any dividends, and were convertible into 10,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. Effective May 22, 2013, these 2,000,000 Preferred Shares were converted into 2,000,000 common shares.

•	the remaining 8,000,000 Preferred Shares were convertible into common shares if the Company achieved certain pre-defined revenue milestones on or before the Maturity Date.

These shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining 8,000,000 Preferred Shares were assigned a nominal value in 2005 as noted below, reflecting the uncertainty that all of the required revenue milestones would be achieved over the 10 year term of the TTA, which would result in eventual conversion into common shares:

	# of Preferred
Fair values assigned in 2005	Shares	$ value
convertible upon issue effective December 31, 2005
(shares subsequently converted in 2013)	2,000,000	$3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

A continuity of the Preferred Shares that were originally issued in 2005 is as follows:

	# of shares	historic
	outstanding	$ value
As at December 31, 2012	10,000,000	$3,489,000
Conversion of Preferred Shares in May 2013	(2,000,000)	(3,256,400)
As at December 31, 2014	8,000,000	232,600
Conversion of Preferred Shares in August 2015 (see (ii))	(8,000,000)	(232,600)
As at December 31, 2015	-	-

(ii)	Conversion of Preferred Shares in 2015

Although the pre-defined revenue thresholds were not going to be met, under the TTA the Company was required to convert the remaining 8,000,000 Preferred Shares into common shares in order to retain its specific rights to utilize the SFD® technology. The conversion was approved by the independent members of NXT's Board of Directors on August 31, 2015 (the "Conversion"). After the Conversion, NXT's CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

  The Conversion gave rise to the application of fair-value accounting, whereby the 8,000,000 common shares issued in 2015 were assigned an estimated fair-value (based on the NXT common share price at the time of Conversion) of $18,448,000 (see also note 5).

The historic value of $232,600 which was attributed to the 8,000,000 Preferred Shares at the time of their original issuance in 2005 was transferred to the common shares balance upon Conversion in 2015.

(iii)	Rights related to Preferred Shares

In January 2014, NXT's CEO (the "Grantor") personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) "Rights" to acquire a total of 1,000,000 of the common shares which later became issued to him in August 2015 upon the conversion of the remaining 8,000,000 Preferred Shares. Each of the Rights were subject to certain vesting provisions and entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77. The Rights originally had an expiry date of December 31, 2015, which, effective that date, was extended to December 31, 2016 (the "Extension").

A total of 795,000 of these Rights were granted to certain of NXT's directors, officers, employees and advisors, and are considered as supplemental incentives, in addition to those which have been granted under NXT's stock option plan (see note 12).

Accordingly, this gives rise to the recognition of additional compensation expense by NXT, based on the estimated fair value of certain of these Rights as at their grant date in 2014, and the Extension in December 2015. The fair value was calculated using the Black-Scholes valuation model, and recognized over the remaining vesting term of the Rights, based on the following assumptions:

	2015	2014
Expected dividends paid per common share	Nil	Nil
Expected life in years	0.8	1.9
Expected volatility in the price of common shares	42%	62%
Risk free interest rate	1.0%	1.0%
Weighted average fair value per Right at grant date	$0.26	$0.60

In connection with the Rights, NXT recognized the following as a component of stock based compensation expense (see note 12 (ii)):

	2015	2014
Expense recognized related to:
Grant of Rights in 2014	$244,000	$226,000
Extension of term of Rights in 2015	210,000	-
	454,000	226,000

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

11. Income (loss) per share

	2015	2014	2013
Comprehensive income (loss) for the year	$10,540,228	$(1,563,361)	$(5,341,561)

Weighted average number of shares outstanding:
Common shares issued	47,782,647	44,375,540	40,882,108
Convertible Preferred Shares (see (i))	-	-	778,082
Basic	47,782,647	44,375,540	41,660,190
Additional shares related to assumed exercise of
stock options and US$ Warrants under
the treasury stock method (see (ii))	1,258,736	-	-
Contingently issuable Preferred Shares (see (ii))	-	-	-
Fully diluted	49,041,383	44,375,540	41,660,190

Net income (loss) per share - Basic	$0.22	$(0.04)	$(0.13)
Net income (loss) per share - Fully diluted	$0.21	$(0.04)	$(0.13)

(i)

A total of 2,000,000 of the Preferred Shares (see note 10 (i)) are included in the above noted basic income (loss) per share calculation for the year ended December 31, 2013, as the criteria for them to convert to common shares had been met up to their formal conversion in May 2013. The remaining 8,000,000 Preferred Shares are included in the weighted average number of shares outstanding from their conversion on August 31, 2015. Prior to that date, they were considered to be contingently issuable, and were only included in the diluted number of shares outstanding if there was a net income applicable for the period.

(ii)

In periods in which a loss results, all outstanding stock options, US$ common share purchase Warrants and the 8,000,000 Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

12. Stock options

(i)	Stock options outstanding

A continuity of the number of stock options outstanding at December 31, 2015 and 2014 is as follows:

	For the year ended		For the year ended
	December 31, 2015		December 31, 2014
		weighted average		weighted average
	# of stock	exercise	# of stock	exercise
	options	price	options	price
Options outstanding, start of the year	2,541,435	$1.02	2,888,100	$0.88
Granted	1,268,666	$1.66	325,000	$1.55
Exercised	(347,266)	$0.97	(482,665)	$0.60
Forfeited	-	-	(35,000)	$1.42
Expired	-	-	(154,000)	$0.71
Options outstanding, end of the year	3,462,835	$1.26	2,541,435	$1.02
Options exercisable, end of the year	2,004,268	$1.01	1,782,537	$1.01

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

The following stock options are outstanding as at December 31, 2015:

Exercise price per share	# of options outstanding	# of options exercisable	average remaining contractual life (in years)
$0.75	345,000	345,000	1.5
$0.76	260,669	184,002	2.1
$0.86	662,500	650,000	1.6
$1.16	291,000	291,000	0.6
$1.20	300,000	300,000	1.6
$1.35	593,566	37,500	4.0
$1.39	37,500	37,500	3.5
$1.55	40,000	13,333	3.2
$1.57	45,000	-	4.1
$1.61	25,000	8,333	3.1
$1.67	150,000	50,000	3.9
$1.73	107,600	42,600	4.9
$1.82	260,000	-	4.8
$1.83	45,000	45,000	3.0
$2.10	300,000	-	4.7
$1.26	3,462,835	2,004,268	2.8

(ii)	Stock based compensation expense ("SBCE")

SBCE is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	2015	2014	2013
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	4.9	5.0	5.0
Expected volatility in the price of common shares	105%	113%	74%
Risk free interest rate	1.0%	1.5%	1.0%
Weighted average fair market value per share at grant date	$1.28	$1.24	$0.55
Intrinsic (or "in-the-money") value per share of options exercised	$1.40	$0.85	$0.76

SBCE consists of the following amounts:

	2015	2014	2013
SBCE recognized related to:
Stock options	$627,000	$432,000	$492,000
Preferred Share Rights (see note 10 (iii))	454,000	226,000	-
Total SBCE	1,081,000	658,000	492,000

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  NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

The unamortized portion of SBCE related to the non-vested portion of stock options and the Preferred Share Rights, all of which will be recognized in future expense (2016 to 2018) over the related remaining vesting periods, is as follows:

As at December 31	2015	2014	2013
Unamortized SBCE related to:
Stock options	$1,154,000	$367,000	$475,000
Preferred Share Rights (see note 10(iii))	-	234,000	-
	1,154,000	601,000	475,000

13. Financial instruments

(i)	Non-derivative financial instruments

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payables and accrued liabilities, income taxes payable, and capital lease obligations. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding US, Bolivian, and Colombian denominated financial instruments.

(ii)	Derivative financial instruments

As at December 31, 2015 and 2014, there were no US$ Warrants outstanding. As the exercise price of the US$ Warrants that were issued in 2012 (see note 9 (i)) was in US dollars, which is a currency other than the functional currency of NXT, the US$ Warrants were considered to have an embedded derivative and were required to be recorded at fair value each reporting period. The amount recorded for this instrument, which was included with current liabilities, was adjusted to fair value at each period end over the life of the US$ Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis were the US$ Warrants. NXT classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black-Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the US$ Warrants and NXT's low stock market liquidity.

A continuity of the fair value of the US$ Warrants that were issued in the 2012 Financings is as follows:

Year ended December 31	2015	2014	2013
Fair value of US$ Warrants
Balance at beginning of the year	n/a	$1,238,000	$241,000
Transfer to common shares upon exercise of US$
warrants in the year	n/a	(1,280,800)	(374,500)
Increase in fair value during the year	n/a	42,800	1,371,500
Fair value of US$ Warrants, end of the year	n/a	-	1,238,000

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

The outstanding US$ Warrants were re-valued at each period end using the Black-Scholes valuation model utilizing the following weighted average assumptions:

As at December 31	2015	2014	2013
Expected dividends paid per common share	n/a	n/a	Nil
Expected life in years	n/a	n/a	0.3
Expected volatility in the price of common shares	n/a	n/a	65%
Risk free interest rate	n/a	n/a	1.0%
Weighted average fair market value per
US$ Warrant issued during the year	n/a	n/a	n/a

14. Income tax expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and subsidiary companies in certain countries may be subject to foreign with-holding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

For the year ended December 31, 2015, NXT recorded foreign withholding taxes of $1,755,678 (2014 - $nil and 2013 - $399,546) on a portion of its revenues generated on international projects, including with-holding taxes incurred on certain charges to a foreign subsidiary.

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2015	2014	2013
Net income (loss) before income taxes	$5,688,136	$(1,563,361)	$(4,942,015)
Canadian statutory income tax rate	26.0%	25.0%	25.0%
Income tax (recovery) at statutory income tax rate	1,478,915	(390,840)	(1,235,504)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	407,593	176,719	157,993
Revaluation of US$ Warrants	-	10,700	342,875
Change in statutory tax rates	(511,508)	-	-
Foreign exchange adjustments	(489,665)	(185,093)	(131,771)
Foreign tax credit benefit	(1,755,678)	-	-
Other	(318,664)	1,474	(4,428)
	(1,189,007)	(387,040)	(870,835)
Change in valuation allowance	(5,633,993)	387,040	870,835
	(6,823,000)	-	-
Income taxes in foreign jurisdictions	1,970,908	-	399,546
Income tax expense (recovery)	(4,852,092)	-	399,546

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

The Company has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, which include the following at December 31, 2015:

Non-capital / operating loses carried forward
(expiration dates 2030 to 2035)	$18,892,000
Canadian resource pool deductions	5,627,000
Capital cost allowance and financing costs deductible	4,845,000
29,364,000

A valuation allowance has been provided for the potential financial statement value of these assets and the Company's other deferred income tax assets, due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

	2015	2014	2013
Net operating losses carried forward:
Canada (expiration dates 2030 to 2035)	$5,100,905	$4,236,318	$4,005,683
USA (expiration dates 2020 to 2026)	2,654,605	2,225,150	2,040,056
Timing differences on property & equipment
and financing costs	1,850,228	2,106,780	2,135,468
	9,605,738	8,568,247	8,181,207
Intellectual property	(6,671,544)	-	-
	2,934,194	8,568,247	8,181,207
Less valuation allowance	(2,934,194)	(8,568,247)	(8,181,207)
	-	-	-

15. Bolivia Survey Project

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia (the "Bolivia Project"). This contract was completed and recognized in revenue in NXT's Q4-2015 period.

A contract amendment for an additional survey project valued at US $1.0 million (net of taxes) was finalized in October, 2015. The results for this project were delivered to the client in January, 2016, and will be recognized as revenue in the Q1-2016 period. Accordingly, deferred revenue includes US $0.5 million (net of taxes) which had been invoiced as a progress billing to December 31, 2015 for this project.

General and administrative expense for 2015 includes a total of $353,000 related to the payment of a corporate bonus pool based on financial results of the Bolivia Project.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

Revenues were derived by geographic area as follows:

	2015	2014	2013
South and Central America (Bolivia, Belize)	$17,422,151	$-	$24,803
North America (United States)	-	3,913,367	-
Asia (Pakistan)	-	-	2,659,292
	17,422,151	3,913,367	2,684,095

Revenues were derived almost entirely from a single client in each of the years noted above.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

17. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	2015	2014	2013
Accounts receivable	$(561,470)	$46,949	$176,429
Work-in-progress	(404,840)	299,842	676,621
Prepaid expenses and deposits	78,247	(180,188)	(17,807)
Accounts payable and accrued liabilities	381,157	(156,729)	(684,369)
Income taxes payable	1,253,126	-	-
Deferred revenue	706,722	(2,781,101)	2,463,998
	1,452,942	(2,771,227)	2,614,872

Portion attributable to:
Operating activities	1,392,755	(2,771,227)	2,614,872
Financing activities	-	-	-
Investing activities	60,187	-	-
	1,452,942	(2,771,227)	2,614,872

18. Commitments and contingencies

(i)	Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at December 31, 2015:

Fiscal year ending December 31
2016	$533,826
2017	533,826
2018	533,826
2019	533,826
2020	536,792
2,672,096
Thereafter, 2021 through 2025	2,592,018
5,264,114

Deferred charges of $87,756 as at December 31, 2015 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

(ii)	Bank letters of credit

On the Bolivia Project, NXT issued various bank letters of credit as standard performance guarantees for the contracts. As at December 31, 2015, bank letters of credit totaling US $1,166,705 are outstanding, and expire on March 31, 2016.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2015
(Expressed in Canadian dollars unless otherwise stated)

19. Other related party transactions

NXT periodically enters into transactions with related parties, in addition to those described in note 10 concerning the preferred shares.

One of the members of NXT's Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this law firm were as follows:

2015	2014	2013

$100,598	$18,549	$39,966

Accounts payable and accrued liabilities includes a total of $62,048 ($124 as at December 31, 2014) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $34,881 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Directors or Officers of NXT.

Accounts receivable includes short-term loans due from two employees totaling $51,026. These loans mature on October 1, 2016, and bear interest at a variable rate, which is currently 1%.

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